BAKER & McKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2005 AUG -9 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05010259

SUPPL

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

August 5, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Repurchase of Own Shares dated July 7, 2005
- Notice of Repurchase of Own Shares from the Market dated August 1, 2005

Thank you for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

July 7, 2005

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Repurchase of Own Shares

(Repurchase of own shares in accordance with Sub-section 2 of Section 1 of Article 211-3 of the Commercial Code)

At the meeting of Board of Directors held on July 7, 2005, Belluna Co., Ltd. resolved to repurchase of its own shares pursuant to sub-section 2 of section 1 of article 211-3 of the Commercial Code.

Description

1. Reason for the repurchase
   To enable swift implementation of the Company's capital policies in response to changes in business conditions.

2. Details of the repurchase

(1) Type of shares to be repurchased:	Common stock of the Company
(2) Total number of shares to be repurchased:	Maximum of 300,000 shares
(3) Total costs of shares to be repurchased:	Maximum of ¥1,000 million
(4) Period of repurchase:	July 8, 2005 to March 31, 2006

Note: Information as of June 30, 2005

- Total number of outstanding shares without treasury stocks: 25,245,226 shares
- Total number of shares repurchased: 1,043,068 shares

- END -

August 1, 2005

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Repurchase of Own Shares from the Market

The Company repurchased its own shares at the market pursuant to Sub-section 2 of Section 1 of Article 211-3 of Japanese Commercial Code as described below.

1. Period of repurchase:	From July 8th to 31st, 2005
2. Number of shares repurchased:	52,200 shares
3. Total cost of repurchase:	164,567,000 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the Board of Directors' meeting held on July 7th, 2005

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	300,000 shares (maximum)
- Total value of shares to be repurchased:	1,000 million-yen (maximum)

Note2: Total number of shares and cost of the repurchase from July 7th, 2005, when Board of Directors' meeting was held, to July 31st, 2005 is as follows:

- Total number of shares repurchased:	52,200 shares
- Total value of shares repurchased:	164,567,000 yen

- END -